SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 5)

Keane, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48666510 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 48666510                                                                                                                                                       Page 1 of 6 Pages

SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only). John F. Keane

2.	Check the Appropriate Box if a Member of a Group Not applicable. (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,897,792 6. Shared Voting Power 0 7. Sole Dispositive Power 2,897,792 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,897,792

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

The aggregate amount reported as beneficially owned in row 9 does not include 2,359,527 shares held by John F. Keane’s wife, Marilyn T. Keane and 3,524,000 shares held by Marilyn T. Keane and one other individual as trustees of three trusts of which the adult children of John F. Keane and Marilyn T. Keane are beneficiaries.

☒

11.	Percent of Class Represented by Amount in Row (9) 4.17%(1)

12.	Type of Reporting Person (See Instructions) IN

(1)	Based on 69,491,176 shares of Keane’s common stock outstanding as of February 12, 2003.

CUSIP No. 48666510                                                                                                                                                       Page 2 of 6 Pages

SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only). Marilyn T. Keane

2.	Check the Appropriate Box if a Member of a Group Not applicable. (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,359,527 6. Shared Voting Power 3,524,000 7. Sole Dispositive Power 2,359,527 8. Shared Dispositive Power 3,524,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,883,527

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

The aggregate amount reported as beneficially owned in row 9 does not include 2,897,792 shares held by
Marilyn T. Keane’s husband, John F. Keane.

☒

11.	Percent of Class Represented by Amount in Row (9) 8.47%(1)

12.	Type of Reporting Person (See Instructions) IN

(1)	Based on 69,491,176 shares of Keane’s common stock outstanding as of February 12, 2003.

CUSIP No. 48666510 Page 3 of 6 Pages SCHEDULE 13G

ITEM 1(a).     NAME OF ISSUER:

                        Keane, Inc.

ITEM 1(b).    ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

                        Ten City Square

                        Boston, Massachusetts 02129

ITEM 2(a).    NAME OF PERSON FILING:

                        John F. Keane

                        Marilyn T. Keane

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

                        c/o Keane, Inc.

                        Ten City Square

                        Boston, Massachusetts 02129

ITEM 2(c).    CITIZENSHIP:

                        United States of America

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

                        Common Stock, $.10 par value per share

ITEM 2(e).    CUSIP NUMBER:

                        48666510

ITEM 3.         Not applicable.

ITEM 4.         OWNERSHIP

                        Provide the following information regarding the aggregate number and percentage of the Class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	John F. Keane beneficially owns 2,897,792 shares of Common Stock
Marilyn T. Keane beneficially owns 5,883,527 shares of Common Stock
(b) Percent of Class:	The shares of Common Stock beneficially owned by John F. Keane represent 4.17% of the number of shares of Common Stock outstanding
The shares of Common Stock beneficially owned by Marilyn T. Keane represent 8.47% of the number of share of Common Stock outstanding

(c)	Number of shares as to which John F. Keane has:

	(i) Sole power to vote or to direct the vote	2,897,792

	(ii) Shared power to vote or to direct the vote	0

	(iii) Sole power to dispose or direct the disposition of	2,897,792

	(iv) Shared power to dispose or direct the disposition of	0

CUSIP No.    48666510                                                                                                                                                   Page 4 of 6 Pages

SCHEDULE 13G

Number of shares as to which Marilyn T. Keane has:

(i) Sole power to vote or to direct the vote	2,359,527

(ii) Shared power to vote or to direct the vote	3,524,000

(iii) Sole power to dispose or direct the disposition of	2,359,527

(iv) Shared power to dispose or direct the disposition of	3,524,000

All of the 2,897,792 shares of Common Stock which John F. Keane has sole power to vote or direct the vote of, and to dispose or direct disposition of are held by John F. Keane.

All of the 2,359,527 shares of Common Stock which Marilyn T. Keane has sole power to vote or direct the vote of, and to dispose or direct disposition of are held by Marilyn T. Keane.

All of the 3,524,000 shares of Common Stock which Marilyn T. Keane shares power to vote or direct the vote of, and to dispose or direct disposition of are held by Marilyn T. Keane and one other individual as trustees of three trusts of which the adult children of Marilyn T. Keane and John F. Keane are beneficiaries.

John F. Keane disclaims beneficial ownership, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of 2,359,527 shares held by Marilyn T. Keane and 3,524,000 shares held by Marilyn T. Keane and one other individual as trustees of three trusts of which the adult children of the Marilyn T. Keane and John F. Keane are beneficiaries.

Marilyn T. Keane disclaims beneficial ownership, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, of 2,897,792 shares held by John F. Keane and 3,524,000 shares held by Marilyn T. Keane and one other individual as trustees of three trusts of which the adult children of the Marilyn T. Keane and John F. Keane are beneficiaries.

ITEM 5.    Not applicable.

CUSIP No. 48666510                                                                                                                                                       Page 5 of 6 Pages

SCHEDULE 13G

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                    Not applicable

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                    Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

                    Not applicable.

ITEM 10.    CERTIFICATIONS.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
(Date)

/s/ JOHN F. KEANE
(Signature)

John F. Keane
(Name/Title)

/s/ MARILYN T. KEANE
(Signature)

Marilyn T. Keane
(Name/Title)

CUSIP No. 48666510                                                                                                                                                       Page 6 of 6 Pages

SCHEDULE 13G

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Keane, Inc.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February, 2003.

/s/ JOHN F. KEANE
John F. Keane

/s/ MARILYN T. KEANE
Marilyn T. Keane